UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory note

On March 30, 2023, Deutsche Bank AG (“Deutsche Bank”) published documents relating to Deutsche Bank AG’s Annual General Meeting of Shareholders, scheduled to take place on Wednesday, May 17, 2023, including a Media Release, Agenda and certain additional information, which are set forth as Exhibits 99.1, 99.2 and 99.3 hereof. Such exhibits are not incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933. Additional information about Deutsche Bank’s Annual General Meeting can be found at https://agm.db.com.

On March 31, 2023, Deutsche Bank published a document entitled ”Key updates communicated during Q1 2023”, which is set forth as Exhibit 99.4 hereto. Such Exhibit 99.4 hereof and this Report on Form 6-K (other than the prior paragraph and Exhibits 99.1, 99.2 and 99.3 hereof) are hereby incorporated by reference into Deutsche Bank’s Registration Statement on Form F-3, File No. 333-258403.

Exhibits

Exhibit 99.1 : Media Release, dated March 30, 2023, regarding the Annual General Meeting of Deutsche Bank AG.

Exhibit 99.2 : English Translation of Agenda for Annual General Meeting of Deutsche Bank AG.

Exhibit 99.3 : Information on Agenda Item 1 and Shareholders’ Rights.

Exhibit 99.4 : Key updates communicated during Q1 2023, March 31, 2023.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2022 Annual Report on Form 20-F filed with the SEC, on pages 12 through 54 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This document and other documents Deutsche Bank has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of its historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in its financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Adjusted profit (loss) before tax, Adjusted profit (loss) before tax ex BGH ruling on pricing agreements	Profit (loss) before tax

Profit (loss) attributable to Deutsche Bank shareholders for the segments, Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon for the segments, Adjusted profit (loss) attributable to Deutsche Bank shareholders, Adjusted profit (loss) ex BGH ruling on pricing agreements, Adjusted Profit (loss) attributable to Deutsche Bank shareholders ex BGH ruling on pricing agreements

Profit (loss)
Revenues excluding specific items, Revenues on a currency-adjusted basis, Revenues adjusted for forgone revenues due to BGH ruling	Net revenues

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and bank levies, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance

Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT 1 coupon), Post-tax return on average tangible shareholders’ equity, Adjusted post-tax return on average tangible shareholders’ equity, Adjusted post-tax return on average tangible shareholders’ equity ex-BGH ruling

Post-tax return on total shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 550 through 558 of the 2022 Annual Report on Form 20-F.

When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

Regulatory fully loaded measures

Deutsche Bank’s regulatory assets, exposures, risk-weighted assets, capital and ratios are calculated for regulatory purposes and are set forth throughout its financial reports under the Capital Requirement Regulation (CRR) / Capital Requirement Directive (CRD) as currently applicable.

For the comparatives as of December 31, 2021 certain figures are based on the CRR definition of own fund instruments (applicable for Additional Tier 1 (AT1) capital and Tier 2 capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) are presented on a “fully loaded” basis. Such fully loaded figures are calculated excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. Deutsche Bank had immaterial amounts of such instruments outstanding at year-end 2022. For those comparatives periods the CET 1 and risk weighted asset (RWA) figures include the transitional impacts from the IFRS 9 add-back also in the fully-loaded figures given it is an immaterial difference. Measures calculated pursuant to Deutsche Bank’s fully loaded methodology are non-GAAP financial measures.

Deutsche Bank believes that these fully loaded calculations provided useful information to investors as they reflected the bank’s progress against then known future regulatory capital standards. Many of Deutsche Bank’s competitors have been describing calculations on a fully loaded basis, however, competitors’ assumptions and estimates regarding fully loaded calculations may have varied such that Deutsche Bank’s fully loaded measures may not have been comparable with similarly labelled measures used by its competitors.

For descriptions of these fully loaded CRR/CRD measures and the differences from the most directly comparable measures under the CRR/CRD transitional rules, please refer to: (i) the section “Management Report: Risk Report: Risk and capital performance: Capital, Leverage Ratio, TLAC and MREL”, in particular the subsections thereof entitled “Development of Own Funds” and “Leverage Ratio”, on pages 251 through 266 of the 2022 Annual Report on Form 20-F, and (ii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures: CRR/CRD Regulatory measures”, on page 558 of the 2022 Annual Report on Form 20-F.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: April 3, 2023

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Mathias Otto ______________
Name:	Mathias Otto
Title:	Managing Director and Senior Counsel